ShiftPixy

CLIENT SERVICE AGREEMENT (PEO AGREEMENT)

This Service Agreement (the "Agreement") dated _______________ (the "Effective Date") between ShiftPixy, Inc. dba ShiftPixy, a Wyoming Corporation, having a principal place of business at 1 Venture Suite 150 Irvine, CA 92612 (hereinafter referred to as "ShiftPixy") and:____________

____

(hereinafter referred to as "Client"), having a principal place of business at provides as follows:

WITNESSETH:

WHEREAS, the Client desires to utilize ShiftPixy administrative employer services as described herein.

WHEREAS, ShiftPixy hereby agrees to furnish to Client, and Client hereby agrees to engage ShiftPixy to provide, certain services (collectively, the "Services") as described in the proposal that is attached hereto as Addendum A (the "Proposal") for reference, upon the following terms and conditions.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and conditions set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, do hereby agree as follows:

1. TERMS OF AGREEMENT

This Agreement shall remain in force for one (1) year from the beginning payroll period of the first pay date and effect from Client's pay period to pay period. At the conclusion of each pay period, Client's payment in full of ShiftPixy's total invoice including employer-related taxes, workers' compensation and fees, is a condition precedent to ShiftPixy's continued duty to perform the Services under this Agreement. Fees for Services are set forth in the Proposal, including the initial set-up fee.

ShiftPixy and/or Client may terminate this Agreement by giving a thirty (30) day written notice at any time, or by written agreement of both parties hereto at any time. Moreover, ShiftPixy may terminate this Agreement immediately, without notice, upon Client's breach or alleged breach of any provisions of this Agreement. Client's failure to satisfy the condition precedent above abrogates the parties' rights and liabilities under this Agreement. However, Client's failure to satisfy the condition precedent hereunder will not affect the financial obligations of the parties which have accrued prior to such failure or breach.

The parties' obligations under Sections 3, 5, 9, 11, 14, 15 and 16 of this Agreement shall survive the expiration or earlier termination of this Agreement.

2. EMPLOYMENT ARRANGEMENT

This Agreement establishes a co-employer employment arrangement between ShiftPixy and Client where ShiftPixy will assume certain of the Client's administrative responsibilities as stated in this Agreement and as may be required therewith by law. Except for those limited responsibilities expressly specified and assumed herein by ShiftPixy, at all times Client shall have and retain all responsibilities and liabilities pertaining to the Client's business and operations, including direct supervision of the day to day activities performed by the worksite employees in furtherance of Client's business. ShiftPixy shall have no responsibility whatsoever for the overall direction and control or supervision of such employees. Under this Agreement, Client and ShiftPixy mutually acknowledge and agree that the intent of this Agreement is not to materially change the nature of the employment relationship at the Client's worksite(s). However, by this Agreement ShiftPixy shall be the "administrative employer" and Client shall be the "worksite employer".

a. Client must notify ShiftPixy of any terminated co-employee in writing and terminate any co-employee with appropriate regulatory compliance. Client shall indemnify, defend and hold harmless ShiftPixy from and against wrongful termination liabilities. Client is solely responsible for determining the suitability of all worksite employees. At all times, Client shall have and assume the risk that the worksite employees prove dishonest or incompetent. Client is solely responsible for safeguarding valuable property.

b. FMLA: Family Medical Leave Act. (Applies when employee works 1 year or 1250 hours) Client shall cooperate with applicable regulatory authorities in providing FMLA leave to worksite employees and shall reinstate worksite employees following their return from medical leave.

c. ADA: American with Disabilities Act. Client, at its sole expense, shall provide a reasonable accommodation to any qualified worksite employee with a disability. Client shall provide a workplace free of architectural barriers to the extent required by law.

d. ACA: Affordable Care Act. ShiftPixy agrees to measure, track and report employer requirements under the ACA from the beginning of this contract. If client reports employee time, payroll and health insurance documents during reporting year but prior to contracting with ShiftPixy, ShiftPixy will upon approval; measure, track and report employer requirements under the Affordable Care Act. ShiftPixy will further guarantee compliance with ACA when all work-time reporting, payroll, and health insurance is reported to ShiftPixy within a full reporting year and Client contracts with ShiftPixy to provide benefits to employees of client.

3. FUNDING

Client shall pay ShiftPixy the fees specified in Addendum A.

a. Client agrees that it will maintain in Client's account(s) as of the applicable settlement date and time (in each case, the "Pay Date") immediately available funds sufficient to cover all disbursements, including direct deposits, fees or charges, payroll taxes, checks drawn on an account of ShiftPixy, or any other amounts due under this Agreement. Client's obligation to pay ShiftPixy for each disbursement matures at the time ShiftPixy transmits or otherwise delivers the applicable credit entry for reverse wire or to the Automated Clearing House ("ACH"). ShiftPixy reserves the right to charge a five percent (5%) returned-items fee for each non-sufficient fund transaction.

b. If Client does not have sufficient funds in Client account(s) to pay such disbursements or other amounts due under this Agreement at the time required, or if Client refuses to pay, ShiftPixy may:
(i) debit any account owned in whole or in part by Client to pay such disbursements, or any other amounts due; (ii) refuse to pay direct deposits; (iii) refuse to pay any collected but unremitted payroll taxes; (iv) refuse to fund and release checks drawn off of an account of ShiftPixy; (v) refuse to perform further Services; and/or (vi) immediately terminate the Services and this Agreement. ShiftPixy may access charges on any amounts owing and unpaid fifteen (15) days after demand. Charges are assessed at the rate of eighteen percent (18%) per annum or the highest amount permitted by law, whichever is less. ShiftPixy may recover from Client any fees, costs or expenses including, without limitation, reasonable attorney's fees and expert witnesses' fees ShiftPixy may incur in connection with any termination of this Agreement or collection of amounts due.

c. Client agrees that ShiftPixy will impound Client's account for the total amount due two (2) business days prior to the Pay Date. ShiftPixy will initiate an ACH two (2) business days prior to the Pay Date if Client funds the net payroll amounts out of Client's account. ShiftPixy will initiate a reverse wire two (2) business days prior to Pay Date if net payroll amounts are drawn out of ShiftPixy's account.

d. Client shall pay ShiftPixy the fees specified in Addendum A and reinforced by initial invoice illustrating same. During the term of the Agreement, ShiftPixy shall adjust the fees as required due to statutory increases in employment taxes or insurance rates changed by insurance carriers. A thirty (30) days written notice will be issued to Client by ShiftPixy for any other proposed fee changes.

4. CORRECTIVE ENTRIES

Client hereby authorizes ShiftPixy to make corrective reversal entries in accordance with the operation rules of the National Automated Clearing House Association to correct such errors as may arise. "Error" as contemplated by this provision shall include, without limitation, circumstances under which credit entries to the employee would result for whatever reason in an overdraft upon the account of Client or ShiftPixy.

RECORD RETENTION

The Client shall retain the original or a copy of each payroll authorization for two (2) years after the expiration or earlier termination of this Agreement. This Agreement, and the performance by ShiftPixy of its Services hereunder, shall not relieve the Client of any obligation imposed by law or contract regarding the maintenance of records or other matters nor from employing adequate credit accounting and review practices customarily followed by similar businesses. ShiftPixy (and its workers' compensation insurance carrier) shall have the right to inspect Client's records at any reasonable time.

5. INSURANCE/WORKERS COMPENSATION/EPLI

ShiftPixy may assist Client in obtaining and securing workers' compensation coverage or managing the Client's current policy. ShiftPixy will be responsible for the collection and administration of the premiums. ShiftPixy shall have no responsibility in such situations where Client retains its own workers' compensation policy other than to remit to the carrier such payments as Client forwards to ShiftPixy. ShiftPixy will maintain EPLI coverage for all employees attached to this agreement. This coverage provides 1,000,000 per incident with a 2,000,000 aggregate for claims brought against Client and/or ShiftPixy. Client acknowledges that it is responsible to maintain a safe working environment, provide proper training in compliance with state and federal Occupational Safety and Health Act (OSHA) standards, and establish and maintain such safety programs, safety policies, and safety committees as may be required by law. ShiftPixy may provide assistance such as performing safety inspections of Client equipment and premises and assistance with the promulgation and administration of employment and safety policies as is required by applicable law; however, Client acknowledges and agrees that ShiftPixy in either providing or not providing such assistance shall not assume any liability or responsibility whatsoever for such matters.

6. WORKERS' COMPENSATION CLASSIFICATION CODES

Client shall assign accurate workers' compensation classification codes ("Classification Codes"). Client warrants that the Classification Codes disclosed to ShiftPixy are true and accurate. Client shall only work within approved Classification Codes. Client must provide prior, written notice to ShiftPixy of any new lines of business, new business locations, or new Classification Codes, and ShiftPixy reserves the right to approve any such new line of business, new business location or new Classification Code. ShiftPixy (and its workers' compensation insurance carrier) reserves the right to inspect Client's workplace and change the Classification Codes. At the end of any policy period, Client agrees to pay ShiftPixy any amounts due for Carrier or Regulatory designated change to a Classification Code that may alter the total premium due. ShiftPixy agrees to

credit Client for any changes in Classification Codes that result in a credit to the premium due. Client agrees that any Classification changes that result in premium changes are payable to ShiftPixy notwithstanding termination of this contract.

7. ADMINISTRATION

ShiftPixy is responsible for such administrative employment matters as payment of all federal, state, and local employment taxes, workers' compensation, as well as other non-obligatory fringe benefit programs for Client's employees. ShiftPixy agrees to hold Client harmless from direct out-of-pocket expenses of Client which may result from ShiftPixy's failure to withhold these taxes, failure to pay any workers' compensation premiums and benefits for ShiftPixy employees or failure to conduct itself in accordance with applicable state and federal law, unless such failure is caused by Client's fraud, willful or intentional misconduct, gross negligence, bad faith or breach of this Agreement. Client agrees that the Client is solely responsible for the accounting and other internal financial and control policies used by Client. ShiftPixy will not be responsible to Client for any loss or damage incurred by Client as a result of any intentional or negligent act or omission of a worksite employee of the Client.

a. The Elite Service offering includes coverage pertaining to employment practices, including but limited to: Wrongful Termination, Discrimination, and Sexual Harassment. This policy will be in force upon agreement of this contract and cover only worksite employees assigned to this contract. ShiftPixy will have no responsibility or liability for any actions or inactions taken by Client or worksite employees that are not assigned or covered under this contract. Each claim has a $25,000 deductible that is payable immediately for charges that pertain to any claim by worksite employees. This deductible is payable and due notwithstanding the termination of this contract.

b. Further, Client will: (i) periodically review wages of employees and report to ShiftPixy adjustments to wages; (ii) verify all employee time submissions and assume responsibility for correct wage and hour submissions made to ShiftPixy; (iii) assist ShiftPixy in administering unemployment claims (such assistance will include, but not be limited to, the providing of all pertinent information and the appearance at trials and/or hearings, as needed); and, (iv)comply with all local, state and federal guidelines for taxes, wages, work rules, Fair Labor Standards Act, Equal Employment Opportunities, American Disabilities Act, discrimination and harassment rules and such directives as ShiftPixy may issue from time to time. ShiftPixy will include $250,000 per claim coverage of a Wage and Hour claim made by Worksite employee. This coverage only covers the defense of such claim. The Client agrees to pay the first $25,000 of such claim (deductible) and is payable and due notwithstanding the termination of this contract.

9. LIMITATION OF LIABILITY

UNDER NO CIRCUMSTANCES SHALL SHIFTPIXY BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND OR NATURE WHATSOEVER, ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT REGARDLESS OF THE LEGAL THEORY UPON WHICH SUCH CLAIM FOR DAMAGES IS BASED, EVEN IF SHIFTPIXY HAD BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES IF SUCH DAMAGES COULD HAVE BEEN REASONABLY FORESEEN. IN NO EVENT SHALL SHIFTPIXY'S LIABILITY UNDER THIS AGREEMENT EXCEED THE AGGREGATE AMOUNT OF THE FEES PAID BY CLIENT DURING THE SIX (6) MONTHS PRIOR TO THE DATE OF DEFAULT, ACT OR OMISSION.

10. WORKSITE SUPERVISION

Client shall have all responsibilities pertaining to the worksite for its co-employees in the following areas:

c. OSHA and any similar federal, state or local laws, regulations, rules and ordinances pertaining to worksite(s) safety and health, including the maintenance of all records and logs;

d. Government contracting requirements as regulated by any and all federal, state, county, or local laws, regulations, rules or ordinances; compliance with the Fair Labor Standards Act, the Family Medical Act of 1993, the American With Disabilities Act, the Age Discrimination In Employment Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, Equal Pay Act, Executive Order 11246 and any other federal, state or local laws, regulations, or ordinances which govern the employer-employee relationship, as may be amended from time to time, including any conduct, acts, or decisions occurring within the direction or control of Client as a "worksite employer" at Clients worksite(s). Client shall be responsible for all fees, costs and expenses associated with physical compliance or facilities modification required to Client's worksite(s) or for any other needed accommodation(s) to be in compliance with the Americans With Disabilities Act or any similar federal, state or local laws, regulation, rules or ordinances; professional licensing and other licensing of Client or worksite employees;

e. Fidelity bonding requirements;

f. Recruitment, interviewing, recommending employment, job training, work evaluation and recommending any discipline deemed necessary of any employee or to have any employee reassigned; provided, however, that Client agrees that in making such decisions it will at all times comply with applicable laws, regulations, rules or ordinances;

g. Any strategic, operational or other business-related decisions with regard to Client's business, which shall be the sole and exclusive responsibility of Client. ShiftPixy will have neither responsibility nor liability for any actions or inactions taken by Client with regard to such decisions. When implementing such decisions, whether or not the actions are implemented by assigned employees, Client shall be acting solely on its own volition and responsibility, including but not limited to Client's negotiation with any necessary party

under an applicable collective bargaining agreement to which Client is a party;

h. ShiftPixy (and its workers' compensation insurance carrier) shall have the right to inspect Client's worksite(s) at any reasonable time.

11. HOLD HARMLESS and EMPLOYER WARRANTS

Client hereby agrees to indemnify, defend and hold harmless ShiftPixy from and against any and all losses, liabilities, damages, claims or other expenses, (including court costs and attorneys' fees) of any nature whatsoever, whether known or unknown, as though expressly set forth and described herein, which ShiftPixy may incur, suffer, become liable for, or which may be asserted or claimed against ShiftPixy as a result of the acts, errors or omissions of Client, including without limitation any breaches of this Agreement. This Section 11 shall be inclusive and not exclusive of any other part of this Agreement.

a. ShiftPixy agrees to indemnify and hold harmless Client for ShiftPixy's failure to perform any obligations explicitly undertaken in this Agreement provided Client at all times fully complies with this Agreement, and that Client immediately notifies ShiftPixy, in writing, of any such indemnity claim(s) and cooperates with ShiftPixy regarding any matters for which Client seeks indemnification. ShiftPixy has the right to control the defense of any matter for which indemnification is sought, including before any liability is reduced to a certain amount. Client's failure to immediately notify ShiftPixy of any such indemnity claim(s) and tender defense negates ShiftPixy's obligations regardless of whether defense was prejudiced. Client will tender such matters to ShiftPixy in writing immediately and not jeopardize ShiftPixy's defense or compromise ShiftPixy in any way.

b. Client represents and warrants that to the best of its knowledge: (i) there are no actual or potential liabilities of any kind for prior wages, taxes, benefits, or other obligations that are or may be owed to or for any worksite employee to be covered by this Agreement; (ii) there are no undisclosed claims against Client involving unemployment, disability, workers' compensation, benefits eligibility, wage and hour violations, OSHA or safety citations, unfair labor practices, wrongful termination, harassment, discrimination, or any other employment-related liabilities of any kind; (iii) there are no undisclosed collective bargaining agreements covering any worksite employee at Client's location(s) nor, to Client's knowledge, is there any current union organizing activity taking place; and (iv) any retirement plan Client sponsors for worksite employees complies with all applicable provisions of the Internal Revenue Code and ERISA and all applicable regulations adopted pursuant to the Internal Revenue Code and ERISA.

c. In the event of any payment by ShiftPixy of any liability of Client, ShiftPixy shall be subrogated to the extent of such payment to all rights of recovery thereof, and Client shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable ShiftPixy to effectively bring suit in the name of Client.

12. MATERIAL BREACH

The following, without limitation, shall constitute material breaches of this Agreement by Client: (a) failure to pay any service fee when due or to comply with any payment of fee requirement of this Agreement; (b) Client, or any guarantor of the Client's obligations hereunder, not paying its debts as they become due or inability to pay its debts, or making a general assignment for the benefit of creditors; (c) Client, or any guarantor, commencing any case, proceeding or other action seeking to have an order for relief entered on its behalf as debtor or to adjudicate it as bankrupt or insolvent, or seeking reorganization or relief of debtors or seeking appointment of a receiver, trustee, custodian or other similar official for Client or for all or any substantial part of Client's property; (d) Client, or any guarantor, taking any corporate action to authorize, or in contemplation of, any of the actions set forth above in this paragraph; (e) any case, proceeding or other action against Client, or any guarantor of Client's obligations hereunder, being commenced seeking to have an order for relief entered against it as debtor or to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, and such case, proceeding or other action (i) results in the entry of an order for relief against Client which is not fully stayed within seven (7) business days after the entry thereof or (ii) shall remain un-dismissed for a period of forty-five (45) days; or (f) failure to comply with any other provision in this Agreement.

13. CONFIDENTIALITY

During the term of this Agreement and at all times thereafter, each of the parties hereto agrees (a) not to, directly or indirectly, disclose, utilize or permit the unauthorized use or disclosure of, any information, oral or written, that the party originally disclosing such information deems proprietary and/or confidential, including, without limitation, with respect to its respective business, operations or clients (collectively, "Confidential Information") and (b) that each party's respective Confidential Information shall remain the sole and exclusive property of such party. Notwithstanding the foregoing, this restriction shall not apply to any Confidential Information released to third parties without restriction or disclosed pursuant to judicial order or regulatory proceeding.

14. SPECIFIC PERFORMANCE

Notwithstanding anything to the contrary contained in this Agreement, the parties acknowledge and agree that there may not be an adequate remedy at law for certain breaches of this Agreement. Accordingly, the parties acknowledge and agree that, in addition to all other

remedies available (at law or otherwise), the parties, as appropriate, shall be entitled to equitable relief (including injunction and specific performance) as a remedy for any breach or threatened breach of any provision of this Agreement. The parties further acknowledge and agree that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 15, and the parties waive any right any of them may have to require that the other parties, as applicable, obtain, furnish or post any such bond or similar instrument.

15. MISCELANEOUS PROVISIONS

a. Client shall not assign this Agreement or its rights and duties hereunder, or any interest herein, without prior written consent of ShiftPixy.

b. In the event that any of the actions specified in Paragraph 12 occurs, ShiftPixy shall have no further obligation to advance any funds on behalf of Client pursuant to this Agreement for any purposes whatsoever unless ShiftPixy shall have such funds in its possession at the time any payment or advance is due under this Agreement.

c. This Agreement and addendums hereto constitute the entire agreement between the parties with regard to this subject matter and no other agreement, statement, promise or practice between the parties, verbal or written, relating to the subject matter shall be binding on the parties. This Agreement may be modified or changed only by a written amendment signed by both parties.

d. Failure by either party at any time to require performance by the other party or to claim a breach or any provision of this Agreement will not be construed as a waiver of any subsequent breach nor affect the effectiveness of this Agreement, nor any part thereof, nor prejudice either party as regards to any subsequent action.

e. Any notice or demand to be given hereunder by either party to the other shall be affected by personal delivery in writing or certified mail, postage paid, return receipt requested, and shall be addressed to the party's principal place of business, but each party may change the address by written notice in accordance with this paragraph.

f. In the event that any action is brought by either party hereto as a result of a breach or default in any provision of this Agreement, the prevailing party in such action shall be awarded reasonable attorneys' fees and costs in addition to any other relief to the party to which it may be entitled.

g. This Agreement shall be governed by and construed in accordance with the laws of the State of California. Both parties acknowledge that any lawsuit to enforce or interpret this Agreement shall be filed in Orange County, California and both parties accept the jurisdiction of the relevant state and federal courts located in Orange County, California.

h. Should any term, warrant, covenant, condition, or provision of this Agreement be held to be invalid or unenforceable, the balance of this Agreement shall remain in full force and shall stand as if the enforceable part did not exist.

i. The paragraph headings of this Agreement are for reference only and shall not be considered in the interpretation of this Agreement.

j. This Agreement shall be valid and enforceable only after both Client and an authorized signor of ShiftPixy have signed it. It is effective as of the date it is executed even if the initial payroll period commenced earlier.

16. ACKNOWLEDGEMENT

The Client hereby acknowledges and agrees that it has read this Agreement and understands its terms, that Client has had the opportunity to confer with its separate legal counsel regarding this Agreement. By signing this Agreement, the parties hereto acknowledge, agree, and understand that said Agreement is an important binding legal document.

SHIFTPIXY

BY____

TITLE______________________________________

DATE______________________________________

CLIENT

BY____

TITLE _____________________________________

DATE______________________________________